UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2020

WPX Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-35322	45-1836028
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3500 One Williams Center

Tulsa, Oklahoma 74172-0172

(Address of principal executive office) (Zip Code)

Registrant’s telephone number, including area code: 855-979-2012

Not Applicable

(Former names or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	WPX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on September 26, 2020, WPX Energy, Inc., a Delaware corporation (“WPX” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among WPX, Devon Energy Corporation, a Delaware corporation (“Devon”), and East Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Devon (“Merger Sub”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into WPX (the “Merger”), with WPX surviving the Merger as a wholly-owned subsidiary of Devon. On November 5, 2020, Devon filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which included a preliminary Joint Proxy Statement/Prospectus for the solicitation of proxies in connection with the special meetings of Devon’s and WPX’s stockholders, to be held on December 30, 2020, to vote upon, among other things, matters necessary to complete the Merger, and on November 30, 2020, WPX mailed the definitive Joint Proxy Statement/Prospectus (the “Proxy Statement”) to its stockholders.

Litigation Related to the Merger

Following the initial filing of the Proxy Statement with the SEC, twelve complaints have been filed with respect to the Merger. The twelve complaints (collectively referred to as the “Stockholder Actions”) are captioned as follows: Stephen Bushansky v. WPX Energy, Inc., et al., Case No. 1:20-cv-09873 (S.D.N.Y.) (the “Bushansky Action”), John Fiscus v. WPX Energy, Inc., et al., Case No. 1:20-cv-09614 (S.D.N.Y.) (the “Fiscus Action”), Michael Miller v. WPX Energy, Inc., et al., Case No. 1:20-cv-05646 (E.D.N.Y.) (the “Miller Action”), Samuel Hogan v. WPX Energy, Inc., et al., Case No. 1:20-cv-09795 (S.D.N.Y.) (the “Hogan Action”), William Hull v. WPX Energy, Inc., et al., Case No. 1:20-cv-01517 (D. Del.) (the “Hull Action”), Pierre Kohler v. WPX Energy, Inc., et al., Case No. 1:20-cv-10338 (S.D.N.Y.) (the “Kohler Action”), Kyle Allen v. WPX Energy, Inc., et al., Case No. 656458/2020 (Sup. Ct. N.Y. Cty) (the “Allen Action”), Gerald Joseph Lovoi v. WPX Energy, Inc., et al., Case No. 1:20-cv-01540 (D. Del.) (the “Lovoi Action”), Lowinger v. WPX Energy, Inc., et al., Case No. 1:20-cv-09519 (S.D.N.Y.) (the “Lowinger Action”), Emmanuel Rigatos v. WPX Energy, Inc., et al., Case No. 1:20-cv-09696 (S.D.N.Y.) (the “Rigatos Action”), Elaine Wang v. WPX Energy, Inc., et al., Case No. 1:20-cv-01504 (D. Del.) (the “Wang Action”), and Steven Westmoreland v. WPX Energy, Inc., et al., Case No. 1:20-cv-09799 (S.D.N.Y.) (the “Westmoreland Action”). The Bushansky Action, Fiscus Action, Miller Action, Hogan Action, Hull Action, Kohler Action, Allen Action, Lowinger Action, Rigatos Action, Wang Action, and Westmoreland Action were filed by purported WPX stockholders and name WPX and the members of the WPX Board as defendants. The Hull Action and Allen Action also name Devon and Merger Sub as defendants. The Lovoi Action was filed by a purported Devon stockholder and asserts claims against Devon and members of Devon’s board of directors.

The Stockholder Actions allege that, among other things, the Proxy Statement fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as Rule 14a-9 under the Exchange Act and, in the case of the Fiscus Action, in breach of the fiduciary duties of the WPX Board. The Allen complaint is a putative class action that also alleges claims that the WPX directors breached their fiduciary duties and that WPX, Devon and Merger Sub aided and abetted the alleged breach of fiduciary duty, premised on, among other things, allegations that the merger consideration is inadequate, that the WPX Board process was unfair to stockholders, that WPX’s Board and executive officers are conflicted, and that certain terms of the merger unduly benefit Devon. The complaints seek injunctive relief enjoining the Merger and damages and costs, among other remedies.

It is possible that additional, similar complaints may be filed or the complaints described above may be amended. If this occurs, WPX does not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although WPX cannot predict the outcome of or estimate the possible loss or range of loss from these matters, WPX and WPX’s defendant directors believe that these complaints are without merit and intend to vigorously defend them.

WPX believes that no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Stockholder Actions delaying the Merger and minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, WPX is voluntarily making certain disclosures below that supplement those contained in the Proxy Statement. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, WPX specifically denies all allegations in the foregoing complaints, including that any additional disclosure was or is required.

SUPPLEMENT TO PROXY STATEMENT

WPX is supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. New text is underlined and bolded, and deleted text is stricken through.

The disclosure on page 54 of the Proxy Statement is hereby supplemented by adding the following sentence after the second sentence of the fourth paragraph on the page:

The mutual confidentiality agreement with Company A was on customary terms, did not contain a “don’t ask, don’t waive” provision, permitted private offers during the standstill period and provided that the standstill provisions would fall away if WPX entered into an agreement similar to the Merger Agreement.

The disclosure on page 55 of the Proxy Statement is hereby supplemented by adding the following sentences after the last sentence of the fourth full paragraph on the page:

Messrs. Muncrief and Kindick subsequently discussed social issues, including the expected retention of Mr. Muncrief as chief executive officer of the combined company and Clay Gaspar, president, chief operating officer and a director of WPX, as chief operating officer of the combined company, together with the addition of certain WPX directors to the board of the combined company (the identity of which would be determined after execution of the merger agreement). After further consideration of these social issues and consultation with legal counsel, the WPX Board instructed WPX management to keep the WPX Board fully informed of all discussions with Devon and asked Messrs. Muncrief and Gaspar to recuse themselves from executive sessions of the WPX Board when requested, which ultimately occurred as contemplated. It was also determined that Mr. Kindick would take a role in negotiating the material terms of the transaction when appropriate.

The disclosure on page 58 of the Proxy Statement is hereby supplemented by revising the third sentence of the fourth full paragraph on the page as follows:

The Company C representative delivered to Mr. Muncrief a proposal with respect to the potential acquisition by Company C of all of the WPX Common Stock at a fixed exchange ratio, with the consideration split 80% in stock and 20% in cash, for an implied value of $6.20 per WPX share, which represented a premium of approximately 43% to WPX’s closing stock price on September 10, 2020 and 19% to WPX’s 10-day VWAP closing price as of September 10, 2020.

The disclosure on page 60 of the Proxy Statement is hereby supplemented by revising the third paragraph as follows:

Based on the considerations evaluated by the Board with the assistance of WPX’s management and legal and financial advisors regarding the contrasting opportunities presented by Company C and Devon, the WPX Board unanimously determined in its business judgment that continuing to pursue a strategic transaction with Devon would be in the best interests of WPX and its stockholders instead of pursuing a transaction with Company C..The disclosure on page 83 of the Proxy Statement is hereby supplemented by revising the second sentence of the first full paragraph on the page as follows:

Citi then applied, based on Citi’s professional judgment and taking into account observed multiples, selected ranges of calendar year 2021 and calendar year 2022 estimated adjusted EBITDA multiples of 4.1x to 5.3x and 3.4x to 4.6x, respectively, and calendar year 2021 and calendar year 2022 estimated CFPS multiples of 2.0x to 4.0x and 1.7x to 3.3x, respectively, to corresponding data of WPX based on the WPX forecasts.

The disclosure on page 84 of the Proxy Statement is hereby supplemented by revising the second sentence of the first full paragraph on the page as follows:

Citi then applied, based on Citi’s professional judgment and taking into account observed multiples, selected ranges of calendar year 2021 and calendar year 2022 estimated adjusted EBITDA multiples of 3.9x to 5.3x and 3.3x to 4.6x, respectively, and calendar year 2021 and calendar year 2022 estimated CFPS multiples of 2.2x to 4.0x and 1.8x to 3.3x, respectively, to corresponding data of Devon based on the WPX-Devon forecasts.

The disclosure on page 84 of the Proxy Statement is hereby supplemented by revising the third and fourth sentences of the fourth full paragraph on the page as follows:

Citi calculated implied terminal values for WPX by applying to WPX’s fiscal year 2025 estimated adjusted EBITDA a selected range of adjusted EBITDA multiples of 3.9x to 5.3x selected based on Citi’s professional judgment and taking into account the observed implied calendar year 2021 estimated adjusted EBITDA multiples of WPX and the WPX selected companies. The present values (as of December 31, 2020) of the cash flows and terminal values and WPX’s estimated cash taxes were then calculated using a selected range of discount rates of 7.7% to 8.5% derived from a weighted average cost of capital calculation.

The disclosure on page 84 of the Proxy Statement is hereby supplemented by revising the third and fourth sentences of the fifth full paragraph on the page as follows:

Citi calculated implied terminal values for Devon by applying to Devon’s fiscal year 2025 estimated adjusted EBITDA a selected range of adjusted EBITDA multiples of 3.9x to 5.3x selected based on Citi’s professional judgment and taking into account the observed implied calendar year 2021 estimated adjusted EBITDA multiples of Devon and the Devon selected companies. The present values (as of December 31, 2020) of the cash flows and terminal values and Devon’s estimated cash taxes were then calculated using a selected range of discount rates of 7.8% to 8.8% derived from a weighted average cost of capital calculation.

The disclosure on page 85 of the Proxy Statement is hereby supplemented by revising the first sentence of the paragraph summarizing the net asset value analysis of WPX as follows:

In the net asset value analysis of WPX, Citi derived an implied aggregate reference range for WPX based on the WPX forecasts, public filings and other publicly available information, as applicable, from (i) the after-tax net present values (as of December 31, 2020 and using a selected range of discount rates of 7.7% to 8.5% derived from a weighted average cost of capital calculation) of (a) the unlevered, after-tax free cash flows that WPX was forecasted to generate from WPX’s proved developed producing reserves and currently undeveloped resources, (b) the projected midstream distributions of Catalyst Midstream Partners LLC to WPX during the fiscal years ending December 31, 2021 through December 31, 2025, utilizing for the terminal value a terminal adjusted EBITDA multiple of 4.1x selected based on Citi’s professional judgment and taking into account the observed implied calendar year 2021 estimated adjusted EBITDA multiple of WPX, and (c) WPX’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge and other gains and losses and (ii) WPX’s estimated net debt as of December 31, 2020.

The disclosure on page 85 of the Proxy Statement is hereby supplemented by revising the first sentence of the paragraph summarizing the net asset value analysis of Devon as follows:

In the net asset value analysis of Devon, Citi derived an implied aggregate reference range for Devon based on the WPX-Devon forecasts, public filings and other publicly available information, as applicable, from (i) the after-tax net present values (as of December 31, 2020 and using a selected range of discount rates of 7.8% to 8.8% derived from a weighted average cost of capital calculation) of (a) the unlevered, after-tax free cash flows that Devon was forecasted to generate from Devon’s proved developed producing reserves and currently undeveloped resources and (b) Devon’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge and other gains and losses and (ii) Devon’s estimated net debt as of December 31, 2020.

The disclosure on page 87 of the Proxy Statement is hereby supplemented by revising the first sentence of the first paragraph on the page as follows:

WPX has agreed to pay Citi for its services in connection with the proposed merger an aggregate fee of up to $33 million, of which $4 million was ~~payable~~ paid upon delivery of Citi’s opinion and the balance is payable contingent upon consummation of the merger, with $3 million of such amount payable upon consummation of the merger at the sole discretion of WPX. Under the terms of Citi’s engagement, Citi is entitled to the same transaction fee under certain circumstances in connection with an alternative transaction with a third party.

The disclosure on page 90 of the Proxy Statement is hereby supplemented by revising the first table on the page labeled “WPX Stand-Alone” as follows:

	WPX Stand-Alone(1) December 31,
($ in millions, except production and per share amounts)	2020E	2021E	2022E	2023E	2024E	2025E
Production (Mboe/d)	204	246	260	286	319	356
Adjusted EBITDA(2)	1,477	1,400	1,650	1,888	2,106	2,347
Capital Expenditures	1,122	1,000	1,176	1,300	1,435	1,544
Unlevered Free Cash Flow(3)	–	440	509	629	708	812

(1) The WPX Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the WPX Special Meeting and Devon Special Meeting will be held several months after the WPX Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, WPX and Devon stockholders are cautioned not to place undue reliance on such information.

(2) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation (or depletion) and amortization, adjusted for exploration expense and, as applicable, certain non-recurring, non-cash and other items. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3) Unlevered Free Cash Flow for WPX is defined as Adjusted EBITDA less capital expenditures, changes in net working capital and cash taxes.

The disclosure on page 90 of the Proxy Statement is hereby supplemented by inserting the following as line items on the second table on the page labeled “Devon Stand-Alone” as follows:

	Devon Stand-Alone(1) December 31,
($ in millions, except production and per share amounts)	2020E	2021E	2022E	2023E	2024E	2025E
Production (Mboe/d)	320	304	321	334	339	340
Adjusted EBITDA	1,424	1,541	1,784	1,937	1,988	2,094
Capital Expenditures	993	979	1,139	1,223	1,250	1,285
Unlevered Free Cash Flow(2)	–	592	645	708	737	801

(1) The WPX Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the WPX Special Meeting and Devon Special Meeting will be held several months after the WPX Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, WPX and Devon stockholders are cautioned not to place undue reliance on such information.

(2) Unlevered Free Cash Flow for Devon is defined as Adjusted EBITDA less capital expenditures, changes in net working capital, cash taxes and ongoing Canadian obligations and refunds from prior periods.

The disclosure on page 90 of the Proxy Statement is hereby supplemented by inserting the following paragraph above the heading “Devon Forecasted Financial Information”:

In connection with WPX’s evaluation of the merger, WPX’s management provided to the WPX Board, Devon and WPX’s and Devon’s respective financial advisors certain estimates of the amounts and timing of potential cost savings anticipated by WPX management to result from the merger, which totaled $100 million on a pre-tax basis for the calendar year ending December 31, 2021, with $163 million expected on a pre-tax basis annually thereafter (the “WPX Expected Cost Synergies”).

In addition, WPX’s management provided to the WPX Board, Devon and WPX’s and Devon’s respective financial advisors certain estimates of the amounts and timing of reduced capital expenditures anticipated by WPX management to result from the merger, which totaled $50 million for the calendar year ending December 31, 2021, with $100 million expected annually thereafter (the “WPX Expected Capital Expenditure Synergies” and, together with the WPX Expected Cost Synergies, the “WPX Expected Synergies”).

The WPX Expected Synergies also were provided to Citi for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Merger—Opinion of WPX’s Financial Advisor.”

Additional Information and Where to Find It

The Company and Devon have filed a definitive joint proxy statement/prospectus and a form of proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the special meeting of the Company’s and Devon’s respective stockholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request by mail or telephone to Investor Relations, Investor Relations, WPX Energy, Inc., 3500 One Williams Center, Tulsa, Oklahoma 74172 or +1 (539) 573-9360. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at https://www.wpxenergy.com/investors.

Participants in the Solicitation

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the matters to be considered at a special meeting of the Company’s stockholders. Information about the Company’s directors and executive officers is available in the Definitive Proxy Statement and certain of the Company’s other SEC filings made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of the Company’s securities by such directors or executive officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the special meeting of the Company’s stockholders.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (“NGL”) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPX Energy, Inc.

Dated: December 22, 2020	By:	/s/ Stephen E. Brilz
Stephen E. Brilz
Vice President and Secretary